UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10/A

Amendment No. 2
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

RIDGEWOOD ENERGY Q FUND, LLC
(Exact Name of Registrant as Specified in Its Charter)

Delaware	84-1689138

(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

1314 King Street, Wilmington, Delaware	19801

(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(302) 888-7444

Securities registered pursuant to Section 12(b) of the Act:	None

Securities registered pursuant to Section 12(g) of the Act:	Shares of Membership Interest

(Title of Class)

EXPLANATORY NOTE

This Amendment No. 2 on Form 10/A to the Ridgewood Energy Q Fund, LLC (the “Fund”) amends in its entirety the Registration Statement on Form 10 originally filed by the Fund with the Securities and Exchange Commission (the “SEC”) on April 21, 2006, as amended by Amendment No. 1 to the Form 10 filed by the Fund with the SEC on November 13, 2006 (together, this “Registration Statement”).

The Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, which was filed by the Fund with the SEC on March 30, 2007 (the “2006 Form 10-K”), is filed as Exhibit 99 hereto.  All financial information, discussions and disclosures required to be included in this Registration Statement are contained in the 2006 Form 10-K and are incorporated herein by reference, except for the information required to be disclosed in this Registration Statement under the captions “Item 11. Description of Registrant’s Securities to be Registered” and “Item 12. Indemnification of Directors and Officers,” which is separately provided herein under such captions, and information regarding the exhibits to this Registration Statement, which is separately provided herein under the caption “Item 15. Financial Statements and Exhibits.”

The Fund, in its Form 10/A filed on November 13, 2006 restated its previously reported financial information at December 31, 2005 and for the period ended December 31, 2005 to correct for the following: (1) reclassification of advances to operators for working interest and expenditures account from dry-hole expenses and unproved properties, and (2) reduction of capital contributions as a result of uncollectible subscriptions receivable.

The restatements are described in more detail in Note 10 to the Form 10/A, originally filed on November 13, 2006.

Item 1.	Business

           The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 1. Business” on page 4.

Item 1A.	Risk Factors

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 1A. Risk Factors” on page 13.

Item 2.	Financial Information

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the captions “Item 6. Selected Financial Data” on page 21, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 21, and “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” on page 28.

Item 3.	Properties

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the captions “Item 1. Business” on page 4 and “Item 2. Properties” on page 18.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Security Holder Matters” on page 31.

Item 5.	Directors and Executive Officers

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 10. Directors, Executive Officers and Corporate Governance” on page 29.

Item 6.	Executive Compensation

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 11. Executive Compensation” on page 31.

Item 7.	Certain Relationships and Related Transactions and Director Independence

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 13. Certain Relationships and Related Transactions and Director Independence” on page 32.

Item 8.	Legal Proceedings

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 3. Legal Proceedings” on page 19.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 5. Market for Registrant’s Common Equity, Related Security Holder Matters, and Issuer Purchases of Equity Securities” on page 19.

Item 10.	Recent Sales of Unregistered Securities

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 5. Market for Registrant’s Common Equity, Related Security Holder Matters, and Issuer Purchases of Equity Securities” on page 19.

Item 11.	Description of Registrant’s Securities to be Registered

          The shares to be registered hereunder are shares of membership interest in the Fund, which is a limited liability company. The following is a summary of certain provisions of the Fund’s limited liability company agreement (the “LLC Agreement”).

Control of LLC Operations

          The powers vested in the Ridgewood Energy Corporation (the “Manager”), as manager of the Fund, under the LLC Agreement are broad. The Manager has full, exclusive and complete discretion in the management and control of the affairs of the Fund and shareholders have no power to take part in the management of, or to bind, the Fund.

          The Fund’s officers are appointed by the Manager and may be removed by it at any time. Additionally, the Manager may authorize any sale, lease, pledge or other transfer of substantially all of a Fund’s assets without a vote of the shareholders.

Amendments and Voting Rights

          The Manager may amend the LLC Agreement without notice to or approval of the holders of shares for the following purposes:

•	to cure ambiguities or errors;

•	to equitably resolve issues arising under the LLC Agreement so long as similarly situated shareholders are not treated materially differently;

•	to comply with law; to make other changes that will not materially and adversely affect any shareholder’s interest;

•	to maintain the federal income tax status of the Fund or any shareholder, as long as no shareholder’s liability is materially increased; or

•

to make modifications to the computation of items affecting the shareholders’ capital accounts to comply with the Code or to reflect the creation of an additional class or series of shares and the terms thereof.

Other amendments to the LLC Agreement may be proposed either by the Manager or by Fund shareholders. A vote on the proposal may be made by either by calling a meeting of the shareholders or by soliciting written consents. Proposed amendments require the approval of shareholders who hold of record at least a majority of the total shares on the record date for the action, given at a meeting of shareholders or by written consents. Any amendment requiring shareholder action (other than an amendment to allow the Fund to be taxed other than as a partnership) may not increase any shareholder’s liability, change the capital contributions required of him or her or his or her rights in interest in the Fund’s profits, losses, deductions, credits, revenues or distributions in more than a de minimis matter, or change his or her rights on dissolution or any voting rights without the shareholder’s consent. Any amendment that changes the Manager’s management rights requires its consent. Generally, shareholders have no right to vote on matters not involving an amendment to the LLC Agreement or the removal of the Manager. However, if any other matter does require a vote of shareholders, it must be approved by shareholders who own of record at least a majority of the total shares, or if a different vote is required by law, each shareholder will have voting rights equal to his or her total shares for purposes of determining the number of votes cast or not cast.

For all purposes, a majority of the shares is a majority of the issued and outstanding shares, including those owned, if any, by the Manager or its affiliates. A majority of the shares voted is insufficient if it is less than a majority of the outstanding shares.

The consent of all holders of shares is required for dissolving or terminating the Fund, other than as provided by the LLC Agreement; or adding a new Manager except as described below.

Participation in Costs and Revenues

Available cash determines what amounts in cash the Fund will be able to distribute in cash to shareholders. There are two types of available cash:

•

available cash from dispositions is total cash received by the Fund from the proceeds of the sale or other disposition of the Fund’s Property (including items such as insurance proceeds, refinancing proceeds, condemnation proceeds and other amounts received out of the ordinary course of business), but excluding dispositions of temporary investments of the Fund; and

•	available cash from operations is all other available cash.

          Available Cash from Dispositions and Available Cash from Operations are defined in the LLC Agreement and are not defined by and are not the same as similar concepts under generally accepted accounting principles.

          There is no fixed requirement to distribute available cash. Instead, available cash will be distributed to shareholders to the extent, and at such times, as the Fund believes is advisable. Once the amount and timing of a distribution is determined, it shall be made to shareholders as described below.

Distributions From Operations

          At various times during a calendar year, the Fund will determine whether there is enough available cash from operations for a distribution to shareholders. The amount of available cash from operations determined to be available, if any, will be distributed to the shareholders. At all times, the Manager will be entitled to 15% and shareholders will be entitled to 85% of the available cash from operations distributed.

Distributions of Available Cash From Dispositions

          Available cash from dispositions that the Fund decides to distribute will be paid as follows:

•

before shareholders have received total distributions (including distributions from available cash from operations and available cash from dispositions) equal to their capital contributions, 99% of available cash from dispositions will be distributed to shareholders and 1% to the Manager; and

•

after shareholders have received total distributions (including available cash from operations and available cash from dispositions) equal to their capital contributions, 85% of available cash from dispositions will be distributed to shareholders and 15% to the Manager.

General Distribution Provisions

          Distributions to shareholders under the foregoing provisions will be apportioned among them in proportion to their ownership of shareholder shares. The Manager has the sole discretion to determine the amount and frequency of any distributions. However, distributions may not be made selectively to one shareholder or group of shareholders, but must be made ratably to all shareholders entitled to that type of distribution at that time. The Manager in its discretion nevertheless may credit select persons with a portion of its compensation from the Fund or distributions otherwise payable to the Manager.

          Return of Capital Contributions

          If the Fund for any reason at any time does not find it necessary or appropriate to retain or expend all capital contributions, it may, in its sole discretion, return any or all of such excess capital contributions ratably to shareholders. A return of capital contributions is not treated as a distribution. The Fund and the Manager will not be required to return any fees deducted from the original capital contribution or any costs and expenses incurred and paid by the Fund. The shareholders will be notified of the source of the payment. Any such return of capital will decrease the shareholders’ capital contributions.

Voluntary Additional Capital Contributions and Supplemental Offering of Shares

          The LLC Agreement does not provide for any mandatory assessments of capital from shareholders. This means that the Fund cannot require any shareholder to contribute more money after such shareholder completes his subscription and pays his initial capital contributions.

          If voluntary additional capital contributions are requested by the Fund to fund additional project activities, the Manager will do so through a supplemental offering of shares in the Fund. The LLC Agreement provides the Manager with discretion in determining the nature, scope, amount and terms of such supplemental offering.

          A shareholder who elects to not participate in any supplemental offering of shares and does not provide additional capital contributions for such additional project activities will have no interest in such additional project activities, but will retain his interest in the projects in which the Fund has already invested. The failure of a shareholder to participate in a supplemental offering may have a dilutive effect on such shareholder’s investment.

Removal of Manager

          Shareholders may propose the removal of the Manager, either by calling a meeting or soliciting consents in accordance with the terms of the LLC Agreement. Removal of the Manager requires the affirmative vote of shareholders who are holders of record of at least a majority of the total shareholder shares. Removal of a Manager causes us to terminate the Fund’s operations and dissolve the Fund unless a majority of the shareholder shares elects to continue operations. The shareholders may replace the removed Manager or fill a vacancy by vote of shareholders who hold of record a majority of the total shareholder shares.

          If the Manager is removed, resigns (other than voluntarily without cause) or is unable to serve, it may elect to exchange its management rights and rights to distributions, if any, for a series of cash payments from the Fund in amounts equal to the amounts of distributions to which the Manager would otherwise have been entitled under the LLC Agreement in respect of investments made by the Fund prior to the date of any such removal, resignation or other incapacity. The removed Manager would continue to receive its pro rata share of all allocations to shareholders as provided in the LLC Agreement which are attributable to any shareholder shares owned by it.

          Alternatively, the removed Manager may elect to engage a qualified independent appraiser and cause the Fund to engage another qualified independent appraiser (at the Fund’s expense in each case) to value the Fund property as of the date of such removal, resignation or other incapacity as if the property had been sold at its fair market value so as to include all unrealized gains and losses. If the two appraisers cannot agree on a value, they would appoint a third independent appraiser (whose cost would be borne by the Fund) whose determination, made on the same basis, would be final and binding.

          Based on the appraisal, the Fund would make allocations to the removed Manager’s capital account of profits, losses and other items resulting from the appraisal as of the date of such removal, resignation or other incapacity as if the Fund’s fiscal year had ended, solely for the purpose of determining the Manager’s capital account. If the removed Manager has a positive capital account after such allocation, the Fund would deliver a promissory note of the Fund to the Manager, the principal amount of which would be equal to the Manager’s capital account and which would bear interest at a rate per annum equal to the prime rate in effect at Chase Manhattan Bank, N.A. on the date of removal, resignation or other incapacity, with interest payable annually and unpaid principal payable only from 25% of any available cash before any distributions thereof are made to the shareholders under the LLC Agreement.

          If the capital account of the removed Manager has a negative balance after such allocation, it would be obligated to contribute to the capital of the Fund in its sole discretion either cash in an amount equal to the negative balance in its capital account or a promissory note to the Fund in such principal amount maturing five years after the date of such removal, resignation or other incapacity, bearing interest at the rate specified above. If the removed Manager chose to elect the appraisal alternative, its entire interest in the Fund would be terminated other than the right to receive the promissory note and payments thereunder as provided above.

Dissolution of Fund

          The Fund will dissolve and terminate its operations on the earliest to occur of (a) December 31, 2040, (b) the sale of substantially all of the Fund’s Property, (c) the removal, dissolution, resignation, insolvency, bankruptcy, death or other legal incapacity or disqualification of the Manager, (d) the vote of either all shareholders or of the Manager and shareholders who own at least a majority of the shareholder shares of record or (e) any other event requiring dissolution by law. The Fund will wind up its business after dissolution unless (i) the Manager and shareholders who own at least a majority of the shareholder shares of record or (ii) if there is no Manager, shareholders who own at least a majority of the shareholder shares of record, elect to continue the Fund. The Manager (or in the absence thereof, a liquidating trustee chosen by the shareholders) will liquidate the Fund’s assets if it is not continued.

Transferability of Interests

          No shareholder may assign or transfer all or any part of his or her interest in the Fund and no transferee will be deemed a substituted shareholder or be entitled to exercise or receive any of the rights, powers or benefits of a shareholder other than the right to receive distributions attributable to the transferred interest unless (i) such transferee has been approved and accepted by the Fund, in its sole and absolute discretion, as a substituted shareholder, and (ii) certain other requirements set forth in the Fund’s LLC Agreement (including receipt of an opinion of counsel that the transfer does not have adverse effects under the securities laws and the Investment Company Act of 1940) have been satisfied.

          The Manager may not resign except for cause (which cause does not include the fact or determination that continued service would be unprofitable to it) and may not transfer its interest in the Fund except to pledge it as security for a loan to the Manager if the pledge does not reduce cash flow distributable to other shareholders.

Liability

          Assuming compliance with the LLC Agreement and applicable formative and qualifying requirements in Delaware and any other jurisdiction in which the Fund conducts its business, a shareholder will not be personally liable under Delaware law for any obligations of the Fund, except to the extent of any unpaid capital contributions, except for the amount of any wrongful distributions that render the Fund insolvent and except for indemnification liabilities arising from any misrepresentation made by him or her to the Fund when purchasing shares.

Item 12.	Indemnification of Directors and Officers

          The Delaware Limited Liability Company Act permits a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

          The LLC Agreement provides that each managing person (which includes the Manager and the Fund’s officers, agents, consultants and affiliates and their directors, trustees, officers, agents and affiliates when acting on behalf of the Fund) will be indemnified and held harmless to the full extent of the Fund’s assets (and to the maximum extent permitted by applicable law) from any loss or damage incurred by the managing person, including any amounts paid in settlement of any claims incurred in connection with the Fund or in connection with claims by the Fund, in the right of the Fund or by or in right of any shareholder, due to any act or omission performed or omitted by the managing person, if the managing person, in good faith, determined that such course of conduct was in the Fund’s best interest and the course of conduct did not constitute bad faith, gross negligence or willful misconduct by such managing person.

          The LLC Agreement provides that the Fund will not indemnify any managing person for liability imposed or expenses incurred in connection with any claim arising out of an alleged violation of any federal or state securities laws, unless the claim is successfully adjudicated on the merits in favor of the managing person, dismissed with prejudice on the merits, or subject to a court approved settlement.

          The Manager has full and complete discretion to authorize indemnification of any managing person consistent with the requirements of the LLC Agreement at any time, regardless of whether a claim is pending or threatened and regardless of any conflict of interest between the Manager and the Fund that may arise in regard to the decision to indemnify a managing person.

Item 13.	Financial Statements and Supplementary Data

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the captions “Item 8. Financial Statements and Supplementary Data” on page 28 and “Item 15. Exhibits and Financial Statement Schedules” on page 32.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          The information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” on page 28.

Item 15.	Financial Statements and Exhibits

          Exhibits

          In addition to the exhibit referenced below, the information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the caption “Exhibits”.

Exhibit No	Description

99	Annual Report on Form 10-K for the year ended December 31, 2006 filed by the Ridgewood Energy Q Fund, LLC with the SEC on March 30, 2007

          Additional information required by this item is incorporated herein by reference to the Fund’s Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is filed as Exhibit 99 hereto, under the captions “Item 15. Exhibits and Financial Statement Schedules” on page 32 and “Index to Financial Statements” on page F-1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIDGEWOOD ENERGY Q FUND, LLC

Date: April 2, 2007	By:	/s/ ROBERT E. SWANSON

Robert E. Swanson Chief Executive Officer
(Principal Executive Officer)

          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ ROBERT E. SWANSON	Chief Executive Officer (Principal Executive Officer)
April 2, 2007
Robert E. Swanson

/s/ KATHLEEN P. MCSHERRY	Senior Vice President and Chief Financial Officer (Principal Accounting Officer)	April 2, 2007

Kathleen P. McSherry

EXHIBIT INDEX

Exhibit No	Description

99	Annual Report on Form 10-K for the year ended December 31, 2006 filed by the Ridgewood Energy Q Fund, LLC with the SEC on March 30, 2007